Exhibit 4.59

VALIDATOR SERVICES AGREEMENT

This Validator Services Agreement (the “Agreement”) is entered into as of January 22, 2026 (the “Effective Date”) by and between RockawayX Infra Ltd., a corporation established under the laws of the Cayman Islands with principal place of business at Suite 3119, 9 Forum Lane, Grand Cayman, Cayman Islands, Company (“RockawayX”), and Brera Holdings PLC, a corporation established under the laws of the Republic of Ireland with principal place of business at One Burlington Road 4, Dublin - Ireland (“Solmate”) ( each a “Party” and collectively the “Parties”).

1. Purpose; Scope. RockawayX will operate and maintain a Solana validator (the “Validator”) within the United Arab Emirates to support Solmate’s staking of SOL via non-custodial delegation.

2. Validator; Operations. RockawayX has built and will operate, monitor, and maintain the Validator at its sole cost and expense, including hardware, facilities, networking, electricity, software, monitoring, upgrades, and maintenance. RockawayX will operate the Validator under the branding: “Solmate powered by RockawayX” or similar branding as agreed in writing by the parties. The Parties will designate technical contacts for validator operations and incident response. Any broader asset management or yield enhancement services will be covered under separate definitive agreements approved by Solmate’s board, if any.

3. Payment. For purposes of this Agreement, “Staking Rewards” means protocol-native staking inflation rewards attributable to Solmate’s delegated SOL and Jito MEV tips, net of any protocol-mandated deductions, Slashing (as defined below), or rent. “Non-Staking Economics” means any economic benefits other than Staking Rewards attributable to operating the Validator, including without limitation block/leader rewards (if any), MEV-related income, tips/priority fees, bundle fees, or similar. “Slashing” means any penalty assessed by the Solana protocol for unavailability or slow, incorrect or malicious performance of the Validator or other behavior in violation of the Solana protocol’s governance. Solmate shall be entitled to 100% of Staking Rewards generated on its delegated SOL. RockawayX shall be en titled to 100% of Non-staking Economics. Notwithstanding anything to the contrary, during the term of this Agreement, (i) the Validator’s protocol commission shall be set at 0% and (ii) the Validator’s Jito commission shall be set at 0%.

4. Security. RockawayX will follow industry-standard security and operational practices for validator operators, including without limitation, secure signing infrastructure, and timely patching. RockawayX will notify Solmate without undue delay upon becoming aware of a material outage, Slashing event, key compromise, or other material incident affecting the Validator.

5. Delegation. Solmate may increase, decrease, or reallocate its delegation among RockawayX-operated validators at any time, subject to Solana protocol constraints. RockawayX will not impose lockups or withdrawal fees on Solmate delegations. Solmate has no obligation to delegate exclusively to the Validator.

6. Representations and Warranties. Each Party represents that it is duly organized, validly existing, and has full power to enter into and perform this Agreement, and that this Agreement is a valid and binding obligation. Each Party will comply with applicable laws, including anti-money laundering, sanctions, and anti-corruption laws. Solmate represents that its staked SOL is not derived from illegal activity and that none of its controlling persons is a sanctioned person.

7. Confidentiality. The terms of this Agreement and non-public information exchanged hereunder are confidential. A Party may disclose confidential information to its affiliates, advisors, and potential financing sources bound by confidentiality obligations, or as required by law or regulation (including securities laws), provided the disclosing Party gives reasonable notice to the other Party when lawful to do so.

8. Term; Termination. This Agreement begins on the Effective Date and continues until terminated. Either Party may terminate upon 30 days’ written notice if the other Party materially breaches this Agreement and fails to cure within 15 days after notice. Sections intended to survive this Agreement will survive.

9. Liability. Neither Party is liable for indirect, incidental, special, consequential, or punitive damages, or lost profits, in each case arising out of or related to this Agreement, even if advised of the possibility. Except for confidentiality breaches, willful misconduct, or fraud, each Party’s aggregate liability under this Agreement is capped at US$250,000. Each Party will indemnify, defend, and hold harmless the other Party and its affiliates and their respective officers, directors, and employees from third-party claims arising from the indemnifying Party’s breach of this Agreement, violation of law, or willful misconduct.

10. Notices. All notices and other communications hereunder must be in writing and sent to the physical and email addresses of the Parties (or as updated in accordance with this Section). Notices will be deemed given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email if sent during the recipient’s normal business hours, and on the next business day if sent after normal business hours, provided the sender does not receive a notification of delivery failure; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

11. Miscellaneous. The Parties are independent contractors. Nothing creates a partnership, joint venture, or agency. Neither Party may assign this Agreement without the other Party’s prior written consent, except to an affiliate or in connection with a merger, consolidation, or sale of substantially all assets, provided the assignee assumes this Agreement. This Agreement, including any Schedules, is the entire agreement regarding the subject matter and supersedes prior or contemporaneous proposals and discussions. Any asset management or yield enhancement services will be documented separately. Amendments must be in writing and signed by both Parties. Waivers must be in writing. If any provision is unenforceable, the remainder remains in effect, and the Parties will replace the unenforceable provision with an enforceable one that most closely reflects the original intent. This Agreement is governed by the laws of the State of Delaware, without regard to conflicts principles. This Agreement may be executed in counterparts and by electronic signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date set forth above.

BRERA HOLDINGS PLC

By:	/s/ Marco Santori
Name:	Marco Santori
Title:	Chief Executive Officer

RockawayX Infra Ltd.

By:	/s/ Glenn Kennedy
Name:	Glenn Kennedy
Title:	Director

By:	/s/ Campbell Law
Name:	Campbell Law
Title:	Director

[Signature Page to Validator Services Agreement]